**ING Life Insurance and Annuity Company**
**and its**
**Variable Annuity Account C**

# ING MAP Plus NP<sup>SM</sup>

**Supplement dated September 26, 2011 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 29, 2011, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

## IMPORTANT INFORMATION REGARDING AN UPCOMING FUND REORGANIZATION

1. The Board of Trustees of ING Investors Trust and ING Variable Funds have approved a proposal to reorganize a certain fund. Subject to shareholder approval, effective after the close of business on or about December 2, 2011, (the "Reorganization Date") the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

| Disappearing Portfolio | Surviving Portfolio |
|---|---|
| ING Core Growth and Income Portfolio (Class S) | ING Growth and Income Portfolio (Class S) |

## IMPORTANT INFORMATION ABOUT THE UPCOMING FUND REORGANIZATION

- Prior to the Reorganization Date, you may transfer amounts allocated to a subaccount that invests in a Disappearing Portfolio to any other available subaccount or any available fixed interest option. **See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making transfers, including limits on transfers.**
- On the Reorganization Date, your investment in a subaccount that invests in a Disappearing Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the reorganization.
- Unless you provide us with alternative allocation instructions, all future allocations directed to the subaccount that invests in the Disappearing Portfolio after the Reorganization Date will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

- After the Reorganization Date, the Disappearing Portfolio will no longer exist and all references to it in the Contract Prospectus and Contract Prospectus Summary will be replaced by the corresponding Surviving Portfolio.
- The ING Growth and Income Portfolio (Class S) is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009 or to contracts that were offering ING Core Growth and Income Portfolio (Class S) as of December 2, 2011.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

*Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company.* **Securities are distributed by ING Financial Advisers, LLC (member SIPC), One Orange Way, Windsor, CT 06095. Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.**